Exhibit 99.5
Earnings Conference Call

Infosys Limited
Earnings Conference Call

April 18, 2024

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head of Investor Relations

analystS

Moshe Katri

Wedbush Securities

Ankur Rudra

JPMorgan Chase

Kawaljeet Saluja

Kotak

Kumar Rakesh

BNP Paribas

Keith Bachman

Bank of Montreal

Gaurav Rateria

Morgan Stanley

Bryan Bergin

TD Cowen

Ashwin Mehta

Ambit Capital

Sandeep Shah

Equirus Securities

Vibhor Singhal

Nuvama Equities

Surendra Goel

Citigroup

Nitin Padmanabhan

Investec

Prashant Kothari

Pictet Asset Management

Moderator

Ladies and gentlemen, good day and welcome to Infosys Limited Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touchtone phone. After today’s presentation, there will be an opportunity for you to ask questions. To ask a question, you may press star then one on your telephone keypad. To withdraw your question, please press star, then two. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, sir.

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys Earnings Call for Q4 and FY '24. Joining us on this call is CEO and MD Mr. Salil Parekh; CFO Mr. Jayesh Sanghrajka and other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which we will open up the call for questions.

Kindly note that anything we say that refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A complete statement explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call.

For FY '24, our revenue growth was at 1.4% in constant currency terms. Our operating margin for the full year was 20.7%. For large deals, we had an excellent year and the fourth quarter. For the full year, we were at $17.7 bn in large deals, comprising of 90 deals. For Q4, we had $4.5 bn in large deals, this is the highest ever large deal value in the financial year for us. This is a reflection of the trust our clients have in us. We see good traction in cost efficiency and consolidation yields.

For Q4, our year-on-year revenue growth was flat in constant currency and declined by 2.2% quarter-on-quarter. Our operating margin for Q4 was 20.1%. We had a one-time impact in Q4 that Jayesh will comment on.

We are seeing excellent traction with our clients for Generative AI work. We are working on projects across software engineering, process optimization, customer support, advisory services and sales and marketing areas. We are working with all market-leading open access and closed large language models.

As an example, in software development, we have generated over 3 mn lines of code, using one of Generative AI large language models. In several situations, we have trained the large language models with client-specific data within our projects. We have embedded Generative AI in our services and developed playbooks for each of our offerings.

We are committed to ethical and responsible use of artificial intelligence. We became the first IT services company globally to achieve the ISO 42001:2023 certification, testifying to our commitment to excellence in AI management. All of our work in AI is part of our Topaz offering.

Our cloud work is growing well. We continue to work closely with the major public cloud providers and on private cloud programs for clients. Cloud with data is the foundation for AI and Generative AI and Cobalt encompasses all of our cloud capabilities.

Data is the other foundation for AI and Generative AI. We see data structuring, access, assimilation critical to make large language models and foundation models to work effectively and we see good traction in our offering to get enterprises data-ready for AI.

We are delighted to announce a strategic acquisition of a company in the engineering services space this quarter. Some examples of the work we are doing, for a large U.S. company, we have engineered an enterprise-grade Generative AI platform that has been rolled-out to over 60,000 users. We are working with a large bank and helping them roll-out an internal enterprise-wide, company-specific Generative AI instance of a knowledge assistant.

We continue our focus on our margin program. We saw good impact of this during the financial year.

Our employee attrition was low at 12.6%, down from 20.9% in the previous year. As we look at the start of FY '25, we see the discretionary spending and digital transformation work at the same level.

We see focus on cost efficiency and consolidation continuing. Our large deal wins in the prior financial year will help us in FY '25 for our revenue. We also see normal seasonality as we plan this financial year in terms of guidance. With that, our revenue growth guidance for FY '25 is 1% to 3% growth in constant currency. Our operating margin guidance for FY '25 is 20% to 22%.

With that, let me hand it over to Jayesh.

Jayesh Sanghrajka

Thanks, Salil. Hello everyone and thank you for joining the call. At the outset, I must say this is an incredible privilege and honor to be the CFO of this iconic organization and would like to thank Salil, Nandan and the entire Board for their confidence in me.

As I step into my new role, my areas of focus will be;

-	further strengthen collaboration with business to increase our market share,
-	work with Salil and rest of leadership towards tighter execution and
-	continue to steer Maximus program, expand operating margins and improve cash flow in the medium term.

Coming to our Q4 results,

Revenues were flat year-on-year in constant currency terms. Sequentially, revenues declined by 2.2% in constant currency and 2.1% in dollar terms. During the quarter, we had a renegotiation and rescoping of contract with one of our financial services clients, which led to slightly over 1% impact on Q4 revenues. While the part of the work got rescoped, over 85% of the contract is still with us. FY '24 constant currency revenue growth was 1.4%. Normalized for the impact of revenues from the FS client, the revenues for FY '24 was within our guidance range of 1.5% to 2%.

Operating margin for Q4 was at 20.1%, a decline of 40 bps sequentially, bringing the FY '24 margins at 20.7%, well within the guidance band of 20% to 22% for FY '24. The major components of QoQ margin for the quarter are as follows:

Headwinds of 180 bps comprising of

-	100 bps for the one-time impact of contract renegotiation and rescoping,
-	80 bps from additional impact on salary increases, higher brand building and visa expenses, partially offset by tailwinds of 140 bps comprising of
-	60 bps from lower post-sale customer support, lower provision for client receivables, etc,
-	40 bps from Project Maximus and
-	40 bps relating to Q3 impact from cyber incident.

Headcount at the end of Q4 was over 317,000, which led to further increase in utilization, excluding trainees to 83.5%. LTM attrition for Q4 reduced further by 0.3% to 12.6%. Unbilled revenues dropped for the fourth consecutive quarter to $1.7 bn. This is a reduction of $291 mn in FY '24, which is reflecting in increased cash flows. Free cash flow for the year was $2.9 bn, which is a 14% increase over FY '23. Free cash flow for Q4 was extremely strong at $848 mn, which is the highest in last 11 quarters. This is a result of our focus on improving working capital cycles.

DSO for the quarter was 71 days compared to 70 days in Q3. Consolidated cash and cash equivalents stood at $4.7 bn at the end of the quarter. Yield-on-cash was at 7.1% in Q4 and return on equity improved to 32.1%.

ETR for the quarter was 22.2% after accounting for favorable orders. We expect the FY '25 normalized ETR to be within 29% to 30% range.

We had another strong quarter in terms of large deal wins, $4.5 bn of TCV from 30 deals, including 2 mega deals, 44% of this was net new. We signed 8 large deals in communication, 6 each in BFSI and Retail, 4 each in Manufacturing and Life Sciences, 2 in EURS. Region-wise, 16 were from North America, 10 from Europe and 4 from Rest of the World.

We ended FY '24 with our highest ever large deal TCV of $17.7 bn, comprising of 52% net new and 8 mega deals. This is a clear validation of relevance of our service offerings, deep planned relationships and leadership strength.

The Board has declared a dividend of 20 for FY '24 along with special dividend of 8 per share. With this, the total payout for FY 2024 will be 85% of FCF in-line with the capital allocation policy.

The Board has approved the capital allocation policy for the next five years. Effective FY '25, the company expects to continue the policy of returning approximately 85% of free cash flow cumulatively over a five-year period through a combination of semi-annual dividend and/or share buybacks/ special dividend, subject to applicable laws and required approvals. Under this policy, the company expects to progressively increase its regular dividend per share.

Project Maximus, our comprehensive margin expansion program continued to run well across five pillars. This is reflected in more stability in margins for FY '24 over '23 compared to the previous year despite the headwinds from lower growth in FY '24. Some of the tracks where we have made progress are:

-	value-based selling,
-	automation and AI, and
-	sub-tracks within the efficient pyramid like lower subcons, higher utilization and higher nearshore.

We continue to focus on optimizing various tracks to increase operating margin in the medium-term.

Coming to the industry verticals,

We continue to see macroeconomic effects of high inflation as well as highest interest rates in BFSI. This is leading to cautious spend by clients who are focusing on investing in services like data, digital AI and cloud. Financial services firms are actually looking to move workloads to cloud. Pipeline and deal wins are strong, and we are working with our clients on cost optimization and growth initiatives.

Manufacturing witnessed a double-digit and broad-based growth in FY '24. There is increased traction in areas like engineering, IoT, supply chain, smart manufacturing and digital transformation. In addition, our differentiated approach to AI is helping us gain mind and market share. Topaz is resonating well with the clients. We have a healthy pipeline of large and mega deals.

In Retail, clients are leveraging Gen AI to frame use cases for delivering business value. Large engagements are continuing in S/4HANA along with infra, apps, process and enterprise modernization. Cost take-outs remains primary focus.

Clients in Communication sector continue to be cautious with growth and challenges. New capex allocation remains under check, while the budget remains tight. We see opportunities in cost takeout, AI and database initiative. Growth in coming quarters will be led by ramp-ups of previously won deals.

EURS clients are taking cautious approach with focus on cost optimization, AI-driven efficiency. We are witnessing more deals around vendor consolidation and infra-managed services. Deal pipeline of large and mega deals is strong due to our sustained efforts and proactive pitches for cost take outs and digital transformation, etc., across subsectors.

Macro concerns in Hi-Tech continue leading to delays in deal closures, decision-making and plans to repurposing spend. Discretionary programs are kept on hold.

In FY '25, therefore, we expect growth to accelerate from FY '24 levels in Financial Services and Telecom verticals due to large deal wins. Manufacturing sector while still showing a healthy growth, will see lower growth in FY '25. Hi-Tech is expected to remain soft.

Driven by our current assessment of business environment, including continued softness in discretionary spend and ramp-up of mega deals won earlier, we expect FY '25 growth to be 1% to 3% in constant currency terms. Our operating margin guidance for the year is 20% to 22%. Guidance for FY '25 does not factor in today’s acquisition of in-tech.

With that, let me open the call for the questions.

Moderator

Thank you very much. We will now begin the question and answer session. The first question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks. And Jayesh, welcome and congratulations in terms of your new role at Infosys.

Moderator

Sir, sorry to interrupt you. Your voice is not coming clearly. May I request you to speak a little louder, please?

Moshe Katri

Yes. So my first question has to do with the June and September quarters that tend to be seasonally the strongest in the industry. Can you provide any color on sequential growth for March and June given your guidance for Fiscal '25?

Jayesh Sanghrajka

Moshe, this is Jayesh here, and thank you for the wishes.

If you look at our guidance range of 1% to 3%, we expect normal seasonality which means that H1 would be stronger than the H2.

Moshe Katri

Okay. And then the fact that the Fed cutting rates is going to be kind of delayed and pushed out, and that is impacting demand for discretionary spending Are our clients also talking about, in the past few weeks the political instability in the Middle East? That is also one of those negative headwinds there?

Salil Parekh

Hi, Moshe. This is Salil. I think I understood the question. We spoke a little bit about the outlook in terms of discretionary and digital, and I think your question is, the current Middle East situation, what clients are talking about.

So, in general, the sense we have had in discussions with clients is on the discretionary work and the digital transformation work, it is about the same mind-set as it was in the past financial year recently like in Q4, Q3.

Now I am sure we have not specifically heard any commentary on this situation, but I am sure that is something that people are thinking about. But it is one among many factors that are playing out is my guess.

Moshe Katri

Understood. Thank you.

Moderator

Thank you very much. The next question is from the line of Ankur Rudra from JPMorgan Chase & Company. Please go ahead.

Ankur Rudra

Thank you and welcome, Jayesh, on the new role.

So first question is- Salil, the environment clearly appears difficult. Now the main thing that we find a bit difficult to understand is the lack of revenue acceleration despite very impressive large contract signings that you have enjoyed for close to a year now. Could you maybe elaborate a bit more on the persistent disconnect? And if the large deal signings is something that we should pay attention to, if this environment continues?

Salil Parekh

So thanks, Ankur. This is Salil. What we are seeing, first on large deals is especially for cost efficiency and consolidation, we are proving to be a good choice for clients, and that is where we are seeing a tremendous benefit for what is going on.

Next, in terms of what we have given as guidance. So first, what we see is the digital transformation or discretionary thinking from clients is remaining similar, which was slow in the past, in Q4, Q3, we see that continuing on. So that gives some of the ways where revenue is less within our guidance outlook.

The large deals prove a positive part of that outlook. And those are the puts and takes. Now we see in Financial Services, the coming year appears better. This is not because of digital discretionary alone. It is across the industry. Whereas on manufacturing, which we had a good growth in FY '24, we are seeing – we will still have growth, but a slower growth in FY '25.

And those are the sorts of puts and takes, which give us this type of a guidance with some things which are supportive and some things which are constraining.

Ankur Rudra

Thank you for the additional color. I mean, maybe to ask you in another way, if you just report your large contract signings on your contracts above a certain threshold, if you were to look at the overall contract signing, would the momentum there be more similar to the revenue momentum we see?

Salil Parekh

So there, we do not disclose the other non-large deal signings. Again, the overall color of the pipeline and the deal wins is good. But what it does not take into account is when some things on a digital transformation or on discretionary slow down. So that does not come into the game when you look at some of the deal wins and contract sizes. Those are the puts and takes that we see as we build the forecast for next year.

Ankur Rudra

Understood. Just one last clarification. The 100-basis point impact you highlighted Jayesh, is that revenue impact a combination of the impact of the rescoping, which is probably one time, and the penalty because it seems a lot more than 15% of one client?

Jayesh Sanghrajka

Hi, Ankur, thanks for the wishes at the beginning.

That 1% impact, or over 1% impact of revenue is reflecting into the margin pretty much directly in terms of 100 basis points. So that is the majority or vast majority of the impact.

Ankur Rudra

Okay. So that is not a revenue impact. That is a margin impact to clarify?

Jayesh Sanghrajka

No, it is a revenue impact. That is what I said. It is a revenue impact of 1%, which is flowing down to margins directly.

Ankur Rudra

Okay. Let me repeat. My question was 1% seems a lot more than 15% of one client, because I think you have said you have retained 85% of scope. So this seems to be more than the impact of rescoping. Is that a one-time impact, which will reverse? And then the rescoping only will be part of this. That was the question, essentially.

Jayesh Sanghrajka

So Ankur, when you re-scope, 15% of the work does not mean that 15% of the revenue goes away in one quarter. It depends on how much of work you had done, how much of the impact you are therefore taking. There is no penalty per se. It is a question of how much of work I have done and how much of that goes away pretty much. And that 15% has gone away in one quarter. So, it is 15% of the overall work, which got re-scoped.

Ankur Rudra

Okay. I appreciate it. Thank you and best of luck.

Moderator

Thank you. The next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Hi. I have a couple of questions or maybe slightly more than that. The first question is on the guidance in itself. It has been more of quite a series of misses in FY 2024. What are the learnings you have incorporated when you basically have taken a stance or taking another stab at guiding for FY 2025? That is the first question.

Salil Parekh

Hi, Kawal. This is Salil. So what we have attempted to do in the guidance is look at what we have seen, for example, on digital work and discretionary work, which is reducing or slow in the coming financial year where we do not see the change. And then layer in what we see in terms of the large deal wins into FY '25.

And then as in most years, we have a view of seasonality where the H1 is stronger than the H2 for us at Infosys. Typically, we see that impact with a slower Q3, Q4. So that is how we have attempted to build the guidance that we put in 1% to 3%.

Jayesh Sanghrajka

If I may add, when we started the year last time, we were also coming from a very high-growth environment. So we had that kind of exit trajectory that was also helping from a guidance perspective, which was getting baked into the guidance . Today, when we are looking at it, we are coming out of a 1.4% growth, and therefore I believe that kind of a tailwind is not there in any case in the guidance.

Kawaljeet Saluja

Okay. Fair enough. The second question that I had is that can you detail the reasons or factors that led to the rescoping of projects with a large client? Typically, your large deals do carry execution risk. So what are the learnings from the past large deals that you have signed, which have incorporated in the current crop of large deals here?

Salil Parekh

This is Salil. First, I think what we have seen across the board is we have had tremendous success in the large deals and various delivery of that. Some of the learnings we are putting in place, in general, not from a specific deal, is more to do with how we understand complexity, how clients look at complexity and how we make sure that we remain aligned in that. On the specific deal, there is no other comment. We have made a statement in all our press notes, but there is no other comment on that specific situation.

Kawaljeet Saluja

Okay. The final question that I had, Jayesh, is that last year, there was a mention that the endeavor would be to expand operating margins. I think the guidance band for FY '25 is unchanged. So is there a timeline of when -- within which you intend to expand or increase your operating margins? And what are the factors or the type of environment that is required to push through the margin expansion as such?

Jayesh Sanghrajka

Yes. So Kawal, if you remember the last time as well, we had said our endeavor is to improve margins, our operating margins in the midterm. And we still maintain that. We have not changed from that. The Project Maximus is in work. We have seen encouraging results, as you can see, even from the work of this quarter or the previous two quarters. We have called out the benefit that we have got from Project Maximus.

If you look at FY '25 guidance and the puts and takes of that guidance, we do bake in the revenue growth that we are envisaging. On top of that, we had a comp flow-through of last year. We did our comp increase from November. So there is a full year impact or additional seven-month impact coming in, in the next financial year, plus the comp that we will do for this financial year. So those are the headwinds.

And in terms of tailwinds, our utilization is still tad below our comfort level of 84%, 85%. Our subcons are still higher from where we think we can operate in an optimum level of 5% to 6%. On efficient pyramid we can improve role ratios.

In an ideal scenario, if the growth is better, the ability to improve role ratio is much better, but even in a constrained environment, we are improving those ratios. So those are the factors on efficient pyramid. On the Gen AI and automation, we have done a lot of progress and we are doubling down on that. So I think all of those are baked in, in the current guidance of 20% to 22%. But our endeavor continues to improve operating margin in the midterm.

Kawaljeet Saluja

Okay. Thank you for answering my questions and wish you a good 2025. Thank you.

Moderator

Thank you. The next question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi. Good evening. Thank you for taking my questions.

So my first question was on BFSI. So even if we adjust for this contract renegotiation, the vertical seems to have still declined by about 3% to 4%, while some of your peers have started talking about recovery in BFSI and they have also seen the recovery in the March quarter. So is there something outside of this contract renegotiation also which happened in the vertical, which is specific to you?

Jayesh Sanghrajka

So Kumar, if you look at BFSI, I think one is we have a larger BFSI portfolio. Second is our discretionary share on the BFSI has been higher, and that is what is impacting our overall portfolio from the growth perspective. I do not think it is significantly different from the company overall headwind. BFSI also has similar headwind in terms of discretionary work that we do with the clients.

In addition to that, we do have exposure to mortgages, etc., which has, as we have called out earlier, which has remained softer in this environment. But as you hear from us, we have called out that we expect BFSI in FY '25 to be better than FY '24. So we do see some encouraging outlook there.

Kumar Rakesh

Okay. And from the renegotiation part itself, is the impact fully reflected in this quarter, or there could be more impact going into the next quarter?

Jayesh Sanghrajka

The impact is completely taken in this quarter.

Kumar Rakesh

Okay. Got that. And my second question was around the margin guidance, which you have spoken about. So your global peers as well as domestic peers, all of them have usually have spoken about margin expansion --confidence around margin expansion this financial year itself. So I appreciate your target of medium-term margin expansion, but would you say you are confident of margin to have bottomed out around the levels where you currently are seeing? Or the kind of mix you have in the order book holds you back from giving any directional sense on that?

Jayesh Sanghrajka

Kumar, we are not guiding which part of the 20%, 22% we will be. As I said earlier, our endeavor is to improve margins from where we are, but we are not giving any other guidance. If you go back to the puts and takes, we do have some headwinds in terms of compensation, some of these large deals ramping up during this year as well as we have tailwinds coming from pricing, coming from efficient pyramid, the automation and Gen AI we are deploying. So we will not leave any stone unturned on this project, but we have not yet guided in terms of where we will end up in this year within as well.

Kumar Rakesh

Got it Jayesh. Thanks a lot and best wishes in your new role.

Jayesh Sanghrajka

Thank you, Kumar.

Moderator

Thank you very much. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

Hi, good evening and good afternoon. I also wanted to ask two questions that are related, and I will ask them together. The first is could you just talk about how you see utilization trends unfolding this year? It seems to me that with the way market fairly weak that the utilization should go higher.

And similarly, that wage hikes with the market being fairly weak on the employment front across many parts of tech, and that it seems to me that wage hikes should be lower. And maybe I will just stop there and then I will ask my follow-on question. If you could just talk about those specific puts and takes that would influence margins?

Jayesh Sanghrajka

Yes. So Keith, if you look at our utilization, our utilization including trainees was at 77% last year, which has gone up to 80.7% for the full year, and we are exiting at 82%. So that clearly shows a significant 5-point increment from the utilization perspective. We have been able to deploy a large number of freshers back to production. So that is on utilization. Our comfort level on utilization excluding trainees is around 84%, 85%. So we still have some headroom there.

On the compensation, whenever we decide on compensation, we take multiple factors in account like inflation, peer practices, etc. So we will take all of that into account during the year when we decide on compensation. At this point in time, we have not decided on the quantum or the timing as we just did our last compensation in November last year.

Keith Bachman

Okay. Well, this surprises me – I will make a statement, and then I will ask my follow-up question. For the tepid revenue growth, I am surprised that margins would not go higher during the course of the year relative to this past year given those forces and others.

My following question though relates to Gen AI, and there is two parts to Gen AI, the demand side and supply side. So I am not asking about demand. On supply side, are you factoring in increasingly Gen AI as you are undergoing software development activities on behalf of your clients, is that helping your productivity yet or is it still too early?

And along with that, if you are using Gen AI to facilitate or enhance your efficiency on co-development, is that a negotiation that is starting to unfold with your clients that they are asking for lower billing rates, if you will, related to that efficiency. Is that happening yet or is it still too early?

Salil Parekh

So thanks for that. This is Salil. On Generative AI, on the projects we are working on, we have already seen benefits on productivity in software engineering. What we have seen there is, really more focus on a narrow dataset. In this case the software capability within an enterprise, within a client base, is not, sort of broad-based today. And there, we are seeing impacts and benefits.

What we see is typically, we have not seen so far the rate discussion, but we can certainly see in some instances, benefits where clients can do more work in terms of creating more output for the same type of effort. So there is definitely a productivity benefit. But we have not seen something which has come back on the rates in that sense.

Keith Bachman

Okay, perfect. Many thanks for your help and best of luck during the year.

Moderator

Thank you. The next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi. Thanks for taking my questions. My first question is with respect to the ramp-up of some of the mega deals that was supposed to start towards the back half of fourth quarter. Have you seen them starting on time? And do you expect these to kind of create some momentum in the coming quarters?

Jayesh Sanghrajka

Hi, Gaurav. So what we had envisaged at the beginning of the quarter of the mega deal starting in Q4 have started as planned.

Gaurav Rateria

Got it. Secondly, on guidance visibility, typically, when you start the year you have a certain level of visibility, maybe let us say, 65, 70, whatever that number is. Given that you are entering this year with significantly larger deal wins, would it be fair to say that visibility would be slightly higher than the usual year for FY '25?

Jayesh Sanghrajka

So Gaurav, you know if you look at over the years with the portfolio mix changing where our discretionary portfolio has become larger in terms of our portfolio mix, the visibility has obviously come down from the annual perspective. Some of these projects are short duration, etc. and discretionary in nature. So to that extent, you do have that lack of visibility, if I may use that word, versus the years earlier. But yes, compared to that, if you look at the large deals, large deals does benefit from a long-term perspective.

So, you do have a foundation of large deals, but at the same time you do have smaller deals which are discretionary, where we are still seeing some of them are being reduced or being stopped or scaled out.

Gaurav Rateria

Okay. Last question on your comment on one of the drivers for margin medium-term improvement was Gen AI related, automation related savings, how confident you are to retain these savings as quite possibly these get renegotiated over a period of time and the clients kind of extract that back from the vendor? So just trying to understand is, is this going to be sustainably an important driver for margin improvement in the medium-term? Thank you.

Jayesh Sanghrajka

So Gaurav, I think there the things will evolve over a period of time. At this point in time, we are able to retain part of automation, AI, Gen AI part of the work that we are doing. But yes, how it will evolve over a period of time is yet to be seen.

Moderator

Thank you. The next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi, good evening. Thank you. First one on the workforce. So understanding you have still some room for utilization to move higher, but do you expect that the June quarter headcount might stabilize or may that still be declining sequentially?

Jayesh Sanghrajka

So Bryan, on the utilization, we are currently at 82%%, excluding (Including) the trainees and 83.5% including (excluding) trainees. So, we still have a headroom there. As I mentioned earlier, we think we can go up to 84%, 85% utilization.

Bryan Bergin

Okay. So implying headcount may continue to decline sequentially, if that is the case and just a normal course on attrition?

Jayesh Sanghrajka

And coming back to your other question on headcount. If you look at through the year, we started the year with 77% utilization including trainees and the demand environment was different. So we had a different expectation. Through the year, the demand environment has changed. So that has impacted the need of headcount.

The attrition has significantly come down. We are now trending at around 12.6%. Plus, we got some benefit from our value-based selling in terms of pricing. So, all of that has also resulted in lesser requirement in terms of headcount. And that is why you see a net negative.

Going forward, again, as I said, we still have some headroom on utilization. So we will tap into that. We will look into demand and over the years we have moved to an agile hiring model where we can hire a large number of freshers off the campus. So we will tap into that as required as we go through the year.

Bryan Bergin

Okay. I appreciate that detail. And then just on backlog. So you continued to post really strong large deal signings. It is clearly not yet converting to revenue at the same pace, but maybe we can dig in a little bit on backlog trends. Has there been any material backlog degradation or leakage? Is it just significant widening in average duration? Just anything you do to help us understand some of the moving thoughts to better understand the revenue growth?

Jayesh Sanghrajka

I do not think there is anything beyond what Salil mentioned earlier in the call, in terms of discretionary coming down. There are no material large deals being stopped, etc. So it is just a discretionary ramp down that is resulting into this.

Bryan Bergin

Great. Thank you.

Moderator

Thank you. The next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Thanks for the opportunity. I would like to ask this question a different way. You have close to $9.2 bn of net new deals in FY '24. In addition, you will have net new from smaller deals as well, which you do not report. And in addition, there will be more deal signings in FY '25. Plus, you have indicated most of the 2Q deal flow will ramp in FY '25. So assuming whatever duration, ideally the you’re the guidance should have been more, but where are the leakages in the existing business? And is discretionary demand worse in FY '25 versus FY '24?

Salil Parekh

This is Salil. Let me start. I think the point on the discretionary outlook, on digital transformation outlook, we find it similar to what we have been seeing in this Q4 and Q3. So we do not see a change in that. And that is what we factored into how we build the guidance, keeping in mind some of the benefits of the large deals.

Ashwin Mehta

Okay. And my second question was in terms of the 100 bps impact on margins because of renegotiation. Will that reverse immediately for us in 1Q? Or will it take time in terms of recovery?

Jayesh Sanghrajka

So Ashwin, this is Jayesh here. This is one-time impact because of rescoping and renegotiation. There is no reversal happening of this.

Ashwin Mehta

Okay. And the last one, if I can squeeze, the agile model of hiring is for freshers, which would typically take 6 to 9 months to get productive. So, is there a need to hire laterals as you go forward? Or from this year’s perspective, given where our guidance is, lateral hiring will be pretty limited?

Jayesh Sanghrajka

The lateral hiring, you do not really need to plan a year in advance. In offshore, you can hire technically laterals 2 to 3 months ahead of time. And on site, you can hire 1 to 1.5 months ahead of time. So that is how we will keep tweaking the model as we go through the year. So, we have baked in what we see in terms of demand today and if the demand environment changes, the hiring numbers will change accordingly.

Ashwin Mehta

Okay, fair enough. Thanks a lot and all the best.

Jayesh Sanghrajka

Thanks Ashwin.

Moderator

Thank you. The next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Thanks for the opportunity. My question is in terms of the impact on discretionary projects. If you look at the pace of the growth slowdown for Infosys and maybe for industry, has started from 4Q of FY '23, and most of the reasons cited by you and the others are decline in discretionary spend which is impacting five quarters in a row for the industry in terms of the discretionary spend. So the question is whether the pace of decline, the leakage in the discretionary projects entering FY '25, would be similar to what we have seen in whole of FY '24, starting with the 4Q FY 24 with weak exit rate?

Salil Parekh

This is Salil. I think what we are seeing is the way clients are looking at their discretionary work or digital transformation work is quite similar to the recent quarter. So we have no comment specifically on things which were like from three, four quarters back. We are more seeing how it is changing or not changing in like Q4, Q3 versus what we are seeing today for the next period in FY '25.

Sandeep Shah

Okay. And the second question, Jayesh, just wanted to understand regarding the reversal of 100 bps on the revenue. What could be the impact related to 1Q to 3Q or earlier quarters, which has been accounted in the fourth quarter, which could have been reversed in the first quarter of FY '25?

Jayesh Sanghrajka

Sandeep, this is a renegotiation and rescoping that has happened this quarter, and the impact is taken in this quarter. We have not broken down into how much of this quarter and how much of the prior quarters.

Sandeep Shah

Okay. But is it fair to say fourth quarter will also include some reversal of the earlier quarters?

Jayesh Sanghrajka

We are not breaking it down further, Sandeep.

Sandeep Shah

Okay. Thanks, thanks and congratulations, Jayesh.

Jayesh Sanghrajka

Thank you, Sandeep.

Moderator

Thank you. The next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

So what I wanted to ask was that if I look at this line item called third-party items bought for service delivery to clients, which is essentially what we call the pass through revenues. Now that has increased significantly over the past three years from 4.5% to 7.5%. Now in the earlier quarters, you have called it out that it is now a strategic part of our business.

Be that as it may, this changing nature of the business in which this is becoming an increasingly higher part of our revenue, does that impact our ability to expand our margins from the levels that they are today? Because these, as far as, we know these come at very little margin as compared to the overall company margin. And is this a change that we can expect to continue, and this line item to continue increasing as a percentage of revenue going forward as well?

Jayesh Sanghrajka

So Vibhor, if you are undertaking transformational large mega deals, it comes with all the costs. It is not only effort cost. It comes with hardware software costs because you are taking over the turnkey project from the client, and that becomes an integral part of the project delivery. And as a result, you have to procure some of that and provide the end-to-end services to the client, and that is where you see this cost.

The good part about this is that, these kind of businesses become very, very sticky business with long-term commitments from the client and so it is a long-term business. So far as we are making overall margins on the deal, that is how we look at it. We do not look at it whether it is third-party costs or subcon cost or effort costs only. We look at it whether we are making an overall margin on the deal while deciding whether we want to go for a deal or not.

More importantly, most of these deals that we have taken, we have got much more work from them or significantly more work from them in the surround environment from the client, which is how we look at it as a portfolio of the business.

Vibhor Singhal

Got it.

Jayesh Sanghrajka

We do not have a view in terms of the whether it will remain at the same level or elevated level. It will depend on the kind and nature of the deals and how we sign it in the future.

Vibhor Singhal

Got it. I think you pre-empted my next question. Thanks for that. But just one more question on the subcontractors. Subcontractor actually came down over the past couple of years from an overall percentage point of view. But it is still, I would say, higher than what we have historically done pre-COVID numbers.

So where do you believe, where are we comfortable with this number? And given that generally at this point of time, given the revenue growth is quite low, the demand environment in terms of our work that we require is not that high, given our guidance of 1% to 3%. Do you believe there is scope for further reduction in the subcontracting cost from the current levels? Or do you believe that 8% that we are today, you have kind of hit the number that -- hit the bottom and is probably going to stabilize at this level?

Jayesh Sanghrajka

So Vibhor, this is one of the tracks under Project Maximus, under the efficient pyramid of reducing subcontractors. We have reduced subcontractors from the peak of last year by almost 3%. Historically, in the past, we have operated in 5% to 6%. So we believe there is some headroom to bring that down.

Vibhor Singhal

Got it. Great. Thank you so much for taking my questions. That is all from my side and wish you all the best.

Jayesh Sanghrajka

Thank you, Vibhor.

Moderator

Thank you. The next question is from the line of Surendra Goel from Citigroup. Please go ahead.

Surendra Goel

Good evening, everyone. So I joined the call a bit late, so apologies if this has been answered before. But this case of projects or contract restructuring, rescoping, is this like an isolated incident? Or are you seeing multiple examples with this being the only significant one to really call out?

Jayesh Sanghrajka

So Suren, this is one we have called it out, it is one-time impact of a large contract in Financial Services client. It has impacted our revenues by over 1% and therefore, margins are impacted by 1%. It is a renegotiation and rescoping of an existing contract.

But at the same time, if you look at it over the last few years, we have got additional work from the client and the 85% of the work under this deal is still continuing with us. So that is all I can offer at this point in time to comment on this specifically.

Surendra Goel

Jayesh, my question was, is this an isolated instance or are you seeing more such deals getting rescoped and impacted?

Jayesh Sanghrajka

The reason I say it is one-off, one-time impact. It is an isolated impact. We have not really seen any other large contracts being rescoped or renegotiated.

Surendra Goel

Right. And does Gen AI have any role to play in such rescoping of contracts?

Jayesh Sanghrajka

The reason behind this rescoping or renegotiation has nothing to do with Gen AI.

Surendra Goel

And one last question. Like how do you really bake such things into your guidance process, right? Like would you be kind of baking in some kind of costing into the guidance? Because obviously, rescoping seems to be a common theme, which was mentioned by another large peer of yours recently. So is there additional kind of impact built in or this is a risk as it comes along?

Jayesh Sanghrajka

So when we give guidance, Suren, we look at what is visible at this point in time. We bake in everything in terms of -- we know that the discretionary is going, so we have baked that in. We know the large deals that we have signed, so we have baked it in. We do not expect -- this is one-off incident, so we do not expect any large incidents like that, so that is not really baked in.

Surendra Goel

Fair enough. Thanks a lot, Jayesh. Thank you.

Jayesh Sanghrajka

Thank you Suren.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Yes. Hi. Good evening. Thanks for the opportunity. So Salil, you mentioned that the discretionary spending environment is similar to that of Q3 and Q4, and there is no change. Is it considering that Q3 and Q4 have seen higher declines versus the other quarters of FY '24, is it fair to assume that Q3, Q4 from a discretionary spending perspective has been the worst versus the whole of FY '24 and we are basically assuming that, that kind of a situation is sort of continuing through FY '25? That is the first question.

Salil Parekh

So on what we saw in Q3 and Q4 is, obviously in our normal year, there is differences between Q1, Q2, which are typically stronger than Q3, Q4. So those are things to be layered into any view that we have.

Looking backwards, we do not have any specific comment on which quarter or where things were. We have talked, as you know, probably on starting with Q1 or even Q4 the prior year, this sort of a view, but we have not given, let us say, quantification of which quarter was where in that sense.

Having said all of that, the general perception or the general observation we have is things changed little by little by industry as well and things evolve across geography as well. So there is not like one picture that is there. We are more looking at it from that immediacy of the recent discussions we have had with clients to what we are having now for the future work.

Nitin Padmanabhan

Yes. And is this discretionary headwind more specific or, let us say, are more pronounced in BFSI? Is there any such trend or is it broad-based?

Salil Parekh

No, nothing which is like that very specific on BFSI.

Nitin Padmanabhan

Sure. And lastly, see our utilization is at 83.5%, excluding trainees, and we think it can go up to 85%. Now usually, at least over the last many years, pullback in discretionary has always been pretty sudden. So are we risking opportunity by maximizing on utilization? Is that something to worry about, is just a question out there.

Jayesh Sanghrajka

So as I was saying earlier in the call, we have moved to an agile hiring model. If you look at it in FY '23, '22 numbers of fresher hiring, more than half of the freshers were hired through off-campus cycles. So, we have that ability to dip into. We are at 82% including trainees and 83.5% excluding trainees for the quarter. So that is where we are exiting.

So we still have, looking at including training numbers, we still have 2% to 3% of headroom. Our attrition is still at a much subdued levels of 12.6%. So we do not see that as an additional stress as well.

So we will calibrate this as we go through the quarter and year and take corrective actions. Of course, if there is a need, we can always dip into subcontractors to capture the demand and replenish that through hiring. So all of those tools are available to us to capture demand if there is a sudden change.

Nitin Padmanabhan

And lastly, from a margin perspective, at least in the near term, this 100 bps will be a tailwind and a non-recurrence of visa cost will be a tailwind. So there should be a pickup in margin, at least in the near term. That is a fair assumption to make? Or do you foresee any other headwinds?

Jayesh Sanghrajka

Yes, I did give a margin walk at the beginning of the call as well. We had some tailwinds in this quarter as well, from the lower provision for doubtful debt, provision towards client collectibles as well as from post sale customer support. These are the tailwinds this quarter, which will become a headwind in the near term. So I think you have to factor all of those when you are looking at headwinds and tailwinds.

Nitin Padmanabhan

Sure, Perfect. Thank you so much, Jayesh, and all the best and congratulations for the elevation. All the best for the year.

Jayesh Sanghrajka

Thank you so much.

Moderator

Thank you. The next question is from the line of Prashant Kothari from Pictet Asset Management. Please go ahead.

Prashant Kothari

Yes, hi. Thank you for the opportunity. My question was on this contract renegotiation, rescoping thing. For one contract to make such a large difference of 100 basis points on revenues, you mean that the contract nets to like 6%, 7% of our revenue base, which seems just impossible to me. What am I missing here? If you can help me understand, please?

Jayesh Sanghrajka

So Prashant, it is a renegotiation and rescoping of a large contract. I do not think we are giving any further color on this. So it is a large financial services contract.

Prashant Kothari

But this 100 basis points, is it like an accumulation of impact of several quarters in this one quarter? Or this is just pertaining to this quarter alone?

Jayesh Sanghrajka

When you renegotiate a contract, you will have one-time impact on that coming from that. If it is a fixed-price contract, when you renegotiate, that is likely to happen irrespective of whether it is accumulated or not.

Prashant Kothari

Okay. Understood. And the second question was on your margin kind of trajectory. Salil when you joined in, the margins used to be like a band of 23% to 25%. I think it was lowered to 22% to 24% soon after you joined and now we are operating in a band of 20% to 22%. Just want to understand - is it a function of the large deals that have gone up a lot in our business mix or something else? Just kind of looking from that point to today, what has changed in the business complexion which is leading to this lower margin, obviously, over a number of years, not just overnight?

Jayesh Sanghrajka

I think, Prashant, there are a number of factors on that. When we had an elevated level of attrition as well as elevated level of demand, we had to hire employees at a premium from the market. The demand-supply equation has changed in the last two quarters. So that was one factor even during the high-growth environment.

The other factors are the business mix as well, the pricing pressure that we had on the core part of the business. So I think there are multiple factors that has played over a longer tenure period that you are talking about. I have been here for almost 11 years. So I am assuming that you are talking about since I joined.

But coming back to your questions in terms of where we see, our endeavour is to grow margins from where we are today. We have said that in midterm, we want to expand our margins from where we are. So there is everything that we are doing to improve margins.

Prashant Kothari

All right. Okay. Thank you much.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as a last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Thank you.

So thanks, everyone, for joining in. A few comments from my side. This is Salil. First, we are really excited. Our large deals were at $17.7 bn in the year, largest that it has been in any financial year. Very focused on cost efficiency consolidation with 90 deals overall.

Second, we are doing incredible work in Generative AI. We are really excited with the opportunities here. We are working across different areas of impact. One of the examples of 3 mn lines of code that we have developed through Generative AI large language model is just amazing types of results we are seeing at this early stage of the Generative AI opportunity.

Next, our margin program is working well. We are excited about it. And we want to keep our focus on it with a view to expand our margins over time. We are really excited about the acquisition we have done in engineering services. It is a phenomenal growth area. It is in a market we understand well. We are doing quite well in the European market, and it is a space even within engineering services, more narrowly on automotive, which looks really good.

One of the things we did not talk maybe a lot about in the call, but I just want to highlight is we had extremely strong cash generation at $2.9 bn for the full year. With all of that, we are really looking forward to delivering our growth and margin guidance for this coming year, and looking forward to more and more work that we see through all of these different activities. Thank you all for joining us and catch you at the next quarter call.

Moderator

Thank you very much. Ladies and gentlemen, on behalf of Infosys, that concludes this conference. Thank you for joining us, and you may now disconnect your lines. Thank you.